May 23, 2007
Christina Chalk, Esq.,
   Special Counsel
Securities and Exchange Commission,
   Division of Corporation Finance,
   Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Re:	ASSET ACCEPTANCE CAPITAL CORP. Schedule TO-C filed April 24, 2007 Schedule TO-C filed on April 26, 2007 Schedule TO-C filed on May 4, 2007 Schedule TO-I filed on May 9, 2007 SEC File No. 5-80445
Dear Ms. Chalk:
          On behalf of Asset Acceptance Capital Corp. (the “Company”), attached please find Amendment No. 1 to the Schedule TO identified above, which is filed concurrently herewith. We are providing this letter as requested in the Staff’s comment letter of May 17, 2007 to set forth the Company’s responses to the comments contained in the Staff’s letter. Each comment is set forth as numbered in the Staff’s letter, followed immediately by the Company’s response.
Schedule TO — Offer to Purchase dated May 9, 2007 and filed as Exhibit (a)(1)(i)
General
          1.      We note the disclosure on the cover page of the Offer to Purchase that AACC has entered into a Stock Repurchase Agreement pursuant to which it has agreed to acquire shares held by affiliates after the expiration of this tender offer. It appears that AACC entered into the Stock Repurchase Agreement after the announcement of this tender offer on April 24, 2007. In your response letter, identify the exemption from Rule 14e-5 upon which you are relying to make an arrangement to purchase shares after the announcement of the tender offer but outside of the tender offer. Specify the facts which you believe support your reliance on the exemption identified.

Christina Chalk, Esq.,
   Special Counsel
Securities and Exchange Commission,
May 23, 2007

          RESPONSE: Prior to the April 24, 2007 preliminary communication made before the commencement of the tender offer, the shareholders who are parties to the Stock Repurchase Agreement (the “Sellers”) and the Company had a binding agreement with respect to the repurchase of the Sellers’ respective shares at the same price per share as paid in the proposed tender offer so as to maintain their ratable ownership interest in the Company, with such repurchase to be consummated on the 11th business day following the expiration of the term of the then proposed tender offer. The press release and internal communications with associates of the Company, both dated April 24, 2007 and filed as exhibits to the Schedule TO-C on such date, disclosed this agreed repurchase, with the answer to Question 2 in the internal communication emphasizing that those shareholders had agreed to sell their shares in the repurchase plan. The Stock Repurchase Agreement, dated May 8, 2007, is simply a memorialization of the pre-April 24, 2007 binding agreement among the Company and the selling shareholders with respect to the repurchase plan. Consequently, the Company believes that neither Rule 14e-5 nor any exemptions thereunder are applicable.
          2.      Generally revise the disclosure in the Offer to Purchase to explain why you entered into the Stock Repurchase Agreement. We note the disclosure that you did so in order to maintain each Seller’s pro rata ownership percentage interest in AACC. However, expand to explain why was deemed desirable or important from the perspective of AACC.
          RESPONSE: Additional disclosure was added to the Offer to Purchase in response to the Staff’s comment on page 8, “Summary term sheet”, with two new paragraphs added to the end of the answer to the question entitled “What is the Stock Repurchase Agreement, and how does it differ from the tender offer?”, and added as the third and fourth paragraph on page 19, Section 2 under the section entitled “Stock Repurchase Agreement”.
Summary Term Sheet, page 2
          3.      Include a brief statement as to the accounting treatment of this issuer tender offer, or explain in your response letter why you do not believe such disclosure is material in the context of this transaction. See Item 1004(a)(1)(xi).
          RESPONSE: Additional disclosure was added to the Offer to Purchase in response to the Staff’s comment on page 3, “Summary term sheet”, with a new paragraph at the end of the answer to the question entitled “How many shares will AACC purchase?”.
          4.      Please quantify the interests of directors and officers in this tender offer, particularly those affiliated with AAC Quad-C. That is, state the total dollar amount (or range) that the company will pay to officers and directors affiliated with AAC Quad-C pursuant to the Stock Repurchase Agreement.

Christina Chalk, Esq.,
   Special Counsel
Securities and Exchange Commission,
May 23, 2007

     RESPONSE: The disclosure in the Offer to Purchase, in the “Summary term sheet” on page 8, in a new question entitled “Can you quantify the interests of the directors and executive officers in the tender offer and in the Stock Repurchase Agreement?”, and in Section 11 on page 41 under the caption “Share Ownership — Management and Directors; Principal Stockholders”, has been modified in response to the Staff’s comment.
     5.      Disclose that shareholders seeking to maximize the chance that their shares will be purchased may tender without specifying a price per share by checking “Box B” on the letter of transmittal. Discuss the implications of choosing this option. For example, since these shares are typically considered available for purchase at the lowest price in the range, checking Box B may have the effect of decreasing the price paid per share in the tender offer.
     RESPONSE: The disclosure in the Offer to Purchase, in the “Summary term sheet” on page 5, has been modified to add a new question and answer in response to the Staff’s comment.
Section 2. Purpose of tender offer; certain effects of the tender offer; plans and proposals, page 16
     6.      Expand the discussion of the purpose of and reasons for the issuer tender offer to address the risks to your business going forward as a result of the “substantial amount of indebtedness” you will take on to finance the tender offer. That is, on page 4 you list a number of risks to your business going forward resulting from $150 million new credit facility you will enter into in order to fund the offer. Discuss how you considered the financial impact on the company described on page 4 in deciding to undertake this transaction.
     RESPONSE: The disclosure in the Offer to Purchase has been modified in response to the Staff’s comment, with a new paragraph added in the “Summary term sheet” on page 4 at the end of the answer to the question entitled “How will the completion of the $150 million term loan as part of the new credit facility impact the financial condition of AACC?”, and with several new paragraphs added to Section 2 on the top of page 17 immediately preceding the caption “Purpose of the Tender Offer”.
Determination of Validity, page 24
     7.      Refer to the disclosure in the first paragraph of this section. Revise the disclosure in this section to clarify that you may not waive any condition of the tender offer as to particular shares or particular shareholders.
     RESPONSE: The disclosure in the Offer to Purchase has been modified in response to the Staff’s comment, with revisions made to the referenced paragraph.

Christina Chalk, Esq.,
   Special Counsel
Securities and Exchange Commission,
May 23, 2007

Section 9. Source and Amount of Funds, page 31
     8.      We note that this tender offer is explicitly conditioned on AACC’s ability to close on the new credit facility being used to fund the purchase of tendered shares. Under Item 1007(b) of Regulation M-A, you are required to summarize each loan agreement. You have described the possible terms of the new credit facility on page 32 of the Offer to Purchase, with the caveat that “No assurance can be given that we will be able to negotiate acceptable terms for the Proposed Facilities as contemplated in the Commitment Letter.” Therefore, once you close on the new credit facility, please amend the Schedule TO to describe the actual terms of the new loan agreement. In addition, the credit facility should be filed as an exhibit to the Schedule TO.
     RESPONSE: The Company will amend the Schedule TO upon the completion of the proposed new credit facility to disclose the completion of such new credit facility, to file such new credit facility as an exhibit to the Schedule TO and, if appropriate, to describe any terms of such new credit facility which are different than those currently disclosed in the Offer to Purchase.
     9.      Refer to our last comment above. The terms of the actual credit facility may also impact disclosure in other areas of the Offer to Purchase, such as the pro forma financial statements you present in Section 10 which as you know, are based on certain assumptions concerning the terms of the credit facility. Please make changes throughout the disclosure documents, as appropriate, once the terms of the loan agreement are set.
     RESPONSE: Reference is made to our response to Comment 8 above. As of the date hereof, the Company does not expect the final terms of the proposed new credit facility to be different in any material way than those currently disclosed in the Offer to Purchase. However, if the final terms are materially different than those currently disclosed, the Company will amend the Schedule TO to reflect such changes, including the impact of such changes in other areas of the Offer to Purchase, such as the pro forma financial statements in Section 10.
     10.     See our last two comments above. Since this tender offer is expressly conditioned on the closing of the credit facility, once this occurs, you must amend the Schedule TO to provide the required disclosure. In addition, we believe that the satisfaction of the financing condition constitutes a material change in the terms of the offer, requiring that the tender offer remain open for at least five business days after revised disclosure is disseminated to shareholders. Please confirm your understanding in your response letter.
     RESPONSE: Reference is made to our responses to Comments 8 and 9 above. The Company confirms its understanding that the tender offer must remain open for at least five

Christina Chalk, Esq.,
   Special Counsel
Securities and Exchange Commission,
May 23, 2007

business days after the appropriate disclosures are made in connection with the closing of the proposed new credit facility.

          As part of our response, the Company acknowledges the following:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In view of the nature of the changes made to the Offer to Purchase, the Company does not believe that dissemination to shareholders of a supplement to the Offer to Purchase is required under Rule 13e-4(e)(3). Such dissemination is only required where a material change in the information published has occurred. It is the Company’s view that none of the changes made to the Offer to Purchase, individually or in the aggregate, are material to shareholders or would be reasonably likely to change a reasonable shareholder’s decision whether or not to tender their shares. When filed, Amendment No. 1 to the Schedule TO will be available to security holders on the Company’s website and on the Commission’s website.
          Please contact the undersigned at your earliest convenience with any questions regarding the responses above, or if you have further comments. As the expiration date of the Offer is June 7, 2007 at 5:00 p.m., we would appreciate your prompt attention to this matter so as to avoid the time and expense associated with extending the expiration date of the offer.

Very truly yours, ASSET ACCEPTANCE CAPITAL CORP.
/s/ E. L. Herbert
E. L. Herbert,
Vice President and General Counsel